UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION
OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 333-45464

Medical Capital Management, Inc.

(Exact name of registrant as specified in charter)

3770 Howard Hughes Parkway, Las Vegas, Nevada  89109
(800) 824-3700

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Redeemable Secured Notes, Series I

(Title of each class of securities covered by this Form)

None

(Title of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(ii)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 15d-6	☐
Rule 12h-3(b)(1)(i)	☒

Approximate number of holders of record as of the certification or notice date:	7

Pursuant to the requirement of the Securities Exchange Act of 1934, Medical Capital Management, Inc., has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

MEDICAL CAPITAL MANAGEMENT, INC.

Date:	March 29, 2004	By:	/s/ Sidney M. Field
Sidney M. Field,
President